Exhibit 99

Items 2 and 4 of Part I and Items 1, 2 and 6 of Part II of Ford's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2004. ALL REFERENCES TO WE, OUR, AND US IN THIS EXHIBIT 99 REFER TO FORD MOTOR COMPANY.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations


SECOND QUARTER RESULTS OF OPERATIONS

     Our worldwide net income was $1.2 billion in the second quarter of 2004, or $0.57 per diluted share of Common and Class B Stock. In the second quarter of 2003, net income was $417 million, or $0.22 per share.

     Results by business sector for the second quarter of 2004 and 2003 are shown below (in millions):

                                                                                        Second Quarter
                                                                                       Net Income/(Loss)
                                                                            --------------------------------------------
                                                                                                          2004
                                                                                                      Over/(Under)
                                                                              2004        2003*           2003
                                                                            ----------- ------------ -------------------
Income/(loss) before income taxes
 Automotive sector                                                          $  (57)     $    3           $(60)
 Financial Services sector                                                   1,559         715            844
                                                                            ------      ------           ----
  Total Company                                                              1,502         718            784
Provision for/(benefit from) income taxes                                      268         194             74
Minority interests in net income/(loss) of subsidiaries                         72          98            (26)
                                                                            ------      ------           ----
  Income/(loss) from continuing operations                                   1,162         426            736
Income/(loss) from discontinued/held-for-sale operations                         3          (9)            12
                                                                            ------      ------           ----
  Net income/(loss)                                                         $1,165      $  417           $748
                                                                            ======      ======           ====

----------
* Certain amounts were reclassified to conform to current period presentation consistent with the presentation in our 10-K Report. Reclassifications include profits and losses related to discontinued/held-for-sale operations.


Automotive Sector
-----------------

     Details of Automotive sector results for the second quarter of 2004 and 2003 are shown below (in millions):

                                                                                   Second Quarter
                                                  --------------------------------------------------------------------------------
                                                                                             Income/(Loss) Before Taxes
                                                         Income/(Loss) Before Taxes            Excluding Special Items
                                                  ---------------------------------------  ---------------------------------------
                                                                               2004                                     2004
                                                                               Over/                                    Over/
                                                                              (Under)                                  (Under)
                                                      2004         2003        2003           2004         2003         2003
                                                  ----------- ------------- -------------  --------- ------------ ------------------
Americas
 Ford North America                                 $ 335        $ 445       $(110)          $ 455        $ 445       $  10
 Ford South America                                    22          (69)         91              22          (69)         91
                                                   ------        -----       -----           -----        -----       -----
  Total Americas                                      357          376         (19)            477          376         101

Ford Europe and PAG
 Ford Europe                                          191         (525)        716             211         (525)        736
 PAG                                                 (362)         166        (528)           (362)         166        (528)
                                                   ------        -----       -----           -----        -----       -----
  Total Ford Europe and PAG                          (171)        (359)        188            (151)        (359)        208

Ford Asia Pacific and Africa/Mazda
 Ford Asia Pacific and Africa                          (5)         (28)         23              (5)         (28)         23
 Mazda and Associated Operations                       60           45          15              60           45          15
                                                    -----       ------       -----          ------       ------       -----
  Total Ford Asia Pacific
   and Africa/Mazda                                    55           17          38              55           17          38

Other Automotive                                     (298)         (31)       (267)           (298)         (31)       (267)
                                                    -----       ------      ------           -----       ------       -----

  Total, excluding special items                                                                83            3          80

Special items *                                                                               (140)           -        (140)
                                                                                             -----       ------       -----

   Total Automotive                                 $ (57)      $    3       $ (60)          $ (57)      $    3       $ (60)
                                                    =====       ======       =====           =====       ======       =====

--------------
* Special items include $(120) million of charges for revaluation and restructuring of our investment in Ballard Power Systems (see discussion below) and $(20) million of charges related to the completion of the previously announced Ford Europe restructuring plan.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

     Details of Automotive sector sales and vehicle unit sales for the second quarter 2004 and 2003 are shown below:

                                                       Sales                                 Vehicle Unit Sales *
                                                   (in billions)                                (in thousands)
                                        --------------------------------------------  --------------------------------------------
                                                                    2004                                          2004
                                                                Over/(Under)                                  Over/(Under)
                                          2004       2003           2003                2004       2003           2003
                                        --------- ---------- -----------------------  --------------------------------------------
Americas
 Ford North America                      $20.5       $20.7     $(0.2)      (1)%          919        982       (63)        (6)%
 Ford South America                        0.7         0.4       0.3       75             67         49        18         37
                                         -----       -----     -----      ---          -----      -----       ---         --
  Total Americas                          21.2        21.1       0.1        0            986      1,031       (45)        (4)

Ford Europe and PAG
 Ford Europe                               6.7         5.2       1.5       29            453        407        46         11
 PAG                                       6.9         6.4       0.5        8            201        197         4          2
                                         -----       -----     -----      ---          -----      -----       ---         --
  Total Ford Europe and PAG               13.6        11.6       2.0       17            654        604        50          8

 Ford Asia Pacific and Africa              1.9         1.4       0.5       36            108         83        25         30
                                         -----       -----     -----      ---          -----      -----       ---        ---

   Total Automotive                      $36.7       $34.1     $ 2.6        8%         1,748      1,718        30          2%
                                         =====       =====     =====      ===          =====      =====       ===        ===

-------------
* Included in vehicle unit sales of Ford Asia Pacific and Africa are Ford-badged vehicles sold in China and Malaysia by our unconsolidated subsidiaries totaling 22,000 and 9,000 units in 2004 and 2003, respectively. The revenue from these units is not reflected in the dollar sales reported above.


     Details of Automotive sector market share for selected markets for the second quarter 2004 and 2003 are shown below:

                                                                          2004
                                                                      Over/(Under)
                                           2004         2003              2003               Market
                                        ----------- ------------- -------------------- ------------------
Americas
 Ford North America                        18.1%         19.3%            (1.2)pts.       U.S. b/
 Ford South America                        11.1          11.7             (0.6)           Brazil b/

Ford Europe and PAG a/
 Ford Europe                                8.6           8.5              0.1            Europe b/
 PAG                                    1.3/2.4       1.3/2.2            0/0.2            U.S./Europe

 Ford Asia Pacific and Africa              13.7          13.6              0.1            Australia b/

----------
a/ 2004 European market share for Ford Europe and PAG are based, in part, on estimated vehicle registrations.
b/ Excludes market share of our Premier Automotive Group brand vehicles
   (i.e. Volvo, Jaguar, Land Rover and Aston Martin).

     The following discussion, except where noted, is based on Income/(Loss) Before Taxes Excluding Special Items. We believe this measure to be useful to investors because it excludes elements that we do not consider to be indicative of earnings from our on-going operating activities. As a result, it provides investors with a more relevant measure of the results generated by our operations.

     Compared with the second quarter of 2003, the improvement of $80 million in income before income taxes for the Automotive sector reflected improved unit sales volume, primarily at Ford Europe, and product mix, primarily at Ford North America (about $400 million); favorable net pricing, primarily at Ford North America (about $200 million); unchanged cost performance (measured at constant volume, mix and exchange); the effects of unfavorable changes in exchange rates (about $200 million); and higher net interest (about $300 million), which is discussed below under "Other Automotive."

     The unchanged cost performance resulted from the following factors:

o quality related costs increased by about $300 million, primarily reflecting the non-recurrence of favorable accrual adjustments for warranty and additional service action costs in the year-ago period;

o    manufacturing and engineering costs declined by about $200 million,

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

o overhead costs, which includes administrative and staff support, declined by about $200 million;

o net product costs declined by about $100 million; the reductions on carryover models and the effect of the discontinuation of a supplier cost reduction sharing program more than offset higher costs on new models;

o    depreciation and amortization costs increased by about $200 million; and

o    pension and retiree health care expenses were unchanged.


Americas
--------

     Ford North America. The improvement in profits for Ford North America primarily reflected improved product mix and positive net pricing, offset partially by lower volume and unfavorable cost performance. Positive net pricing included the favorable impact of higher than expected proceeds from sales of vehicles returned to us by daily rental car companies pursuant to repurchase options.

     Vehicle unit sales were down by 63,000 units, which primarily reflected lower market share in the U.S., offset partially by higher U.S. industry volume (up 1.8%). U.S. market share was down 1.2 percentage points, primarily due to a reduction in retail market share.

     We have been in an alliance with Ballard Power Systems Inc. ("Ballard") and DaimlerChrysler AG ("DCX") since 1998 to develop fuel cell technology for the automotive industry. We presently own 22 million shares of Ballard, representing 18.7% of its outstanding shares. On July 8, 2004, we signed a non-binding memorandum of understanding ("MOU") with Ballard and DCX to acquire from Ballard a 50% interest in Ballard AG, Ballard's vehicular fuel systems subsidiary, in exchange for 8.3 million shares of Ballard stock. DCX presently owns 49% of Ballard AG and plans to acquire the remaining 1% from Ballard. This acquisition will allow us jointly with DCX to focus on the research, development and manufacturing of the vehicular fuel cell system and Ballard to focus on fuel cell research, development and manufacturing. Contemporaneous with the execution of the MOU, Ballard issued to Ford and DCX a conditional call notice in satisfaction of a pre-existing capital call obligation. Pursuant to this contingent call notice, we and DCX would be required to invest C$25 million and C$30 million, respectively, to acquire additional shares of Ballard at a price of C$12.33863 per share at the closing of the transactions contemplated by the MOU. Assuming the transactions contemplated by the MOU occur, our ownership interest in Ballard would decrease from 18.7% to 13.9% and DCX's ownership interest would increase from 16.6% to 18.8%. (See also Note 6 of the Notes to the Financial Statements for a discussion of our investment in Ballard.)

     Ford South America. The improvement in profits and sales for Ford South America primarily reflected positive net pricing and higher unit sales volumes, partially offset by unfavorable cost performance. The higher unit sales volumes reflected higher industry sales volume. The unfavorable cost performance reflected higher material costs, primarily for steel.

Ford Europe and PAG
-------------------

     Ford Europe. The improvement for Ford Europe primarily reflected higher vehicle unit sales volume and favorable cost performance, including the effects of our previously announced restructuring actions. The increase in vehicle unit sales volume primarily reflected the higher sales in Turkey and Russia, the strength of the Ford Focus C-Max model, and a slower rate of dealer stock reductions. The improvement in revenue reflected the increase in vehicle unit sales and stronger European currencies.

     PAG. The deterioration in results for PAG primarily reflected unfavorable changes in exchange rates, unfavorable product mix, higher costs including the effects of product changeover at Land Rover, and lower net pricing. Sales at Jaguar, particularly in the U.S., were less than expected and the cost improvements progressed slower than expected at Jaguar and Land Rover.

Ford Asia Pacific and Africa/Mazda
----------------------------------

     Ford Asia Pacific and Africa. The improvement for Ford Asia Pacific and Africa primarily reflected favorable changes in exchange rates and increased vehicle unit sales, offset partially by higher costs. The increase in revenue primarily reflected higher sales and improved product mix in Australia, South

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

     Africa, and Taiwan, as well as favorable exchange rates. The increase in vehicle unit sales reflected higher industry volumes in China, Australia, and Taiwan, and improved market share in South Africa.

     Mazda  and   Associated   Operations.   The  change   primarily   reflected
     improvements in our Mazda-related investments.

Other Automotive
----------------

     The increase in loss before income taxes for Other Automotive primarily reflected the reclassification of interest expense on our 6.50% Junior Subordinated Debentures due 2032 held by a subsidiary trust, Ford Motor Company Capital Trust II (prior to July 1, 2003, this interest expense was included in Minority interests in net income/(loss) of subsidiaries) and lower earnings on our gross cash.

Financial Services Sector
-------------------------

     Our Financial Services sector includes two primary segments, Ford Credit and Hertz. Details of Financial Services sector income/(loss) before income taxes for the second quarter of 2004 and 2003 are shown below (in millions):

                                                                         Second Quarter
                                                               Income/(Loss) Before Income Taxes
                                                               --------------------------------------------
                                                                                             2004
                                                                                            Over/(Under)
                                                                 2004          2003          2003
                                                               ------------  -----------  -----------------
Ford Credit                                                     $1,422         $661          $761
Hertz*                                                             144           57            87
Other Financial Services                                            (7)          (3)           (4)
                                                                 -----         ----          ----

   Total Financial Services sector                              $1,559         $715          $844
                                                                ======         ====          ====

-----------
* Includes amortization expense related to intangibles recognized upon consolidation of Hertz.

Ford Credit
-----------

     The improvement in earnings resulted primarily from improvement in credit loss performance (about $450 million), improved lease residual performance (about $200 million) and improved financing margin (about $150 million), offset partially by the impact of lower off-balance sheet securitizations and whole-loan sale transactions (about $100 million). The improvement in lease residual performance resulted from higher used vehicle prices and a reduction in the percentage of vehicles returned by dealers to Ford Credit at the end of the lease period.

     Details of actual credit losses net of recoveries ("credit losses") and loss-to-receivables ratios (annualized credit losses during a period as a percentage of average net receivables for that period) for the second quarter of 2004 and 2003 are shown below:

                                                                   Second Quarter
                                                               -------------------------
                                                                 2004          2003
                                                               ------------  -----------
Credit losses (in millions)
  On-balance sheet                                               $332          $452
  Managed                                                         446           623

Loss-to-receivables ratio
  On-balance sheet                                                1.03%        1.44%
  On-balance sheet (including credit losses
   associated with reacquired receivables)*                       1.07%        1.50%

----------
* Ford Credit believes that the use of the on-balance sheet loss-to-receivables ratio that includes the credit losses on reacquired receivables is useful to investors because it provides a more complete presentation of Ford Credit's on-balance sheet credit loss performance.

     The decrease of $120 million in credit losses for the on-balance sheet portfolio primarily reflected improved loss performance in the U.S. retail installment and operating lease portfolio resulting from lower

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

repossessions and a lower average loss per repossession. The on-balance sheet loss-to-receivables ratio including reacquired receivables in the second quarter of 2004 was 1.07%, down from 1.50% in 2003.

     Ford Credit's finance receivables, net of allowance for credit losses, and net investment in operating leases for on-balance sheet, securitized off-balance sheet, managed and serviced portfolios are shown below
(in billions):

                                                                                   June 30,          December 31,
                                                                                     2004              2003
                                                                                  ---------------- -----------------
On-balance sheet (including on-balance sheet securitizations)                       $129.2            $132.1
Securitized off-balance sheet                                                         45.8              49.4
                                                                                    ------            ------
  Managed                                                                           $175.0            $181.5
                                                                                    ======            ======

  Serviced                                                                          $180.5            $188.8

     The decrease in on-balance sheet finance receivables and net investment in operating leases of $2.9 billion primarily reflected the impact of lower retail and lease placement volumes. The decrease in securitized off-balance sheet receivables of $3.6 billion primarily reflected the slower pace of off-balance sheet securitizations.

     Shown below is Ford Credit's allowance for credit losses related to finance receivables and operating leases for the periods specified:

                                                                                    June 30,         December 31,
                                                                                     2004              2003
                                                                                  ---------------- ----------------
Allowance for credit losses (in billions)                                             $2.7              $3.0
Allowance as a percentage of end-of-period net receivables                            2.05%             2.28%

     The decrease in the allowance for credit losses of about $300 million primarily reflected improving portfolio performance, especially in the United States, and the impact of lower receivables.

     The following table summarizes the activity related to the off-balance sheet sales of receivables reported as revenues for the periods indicated (in millions):

                                                                                           Second Quarter
                                                                                    --------------------------------
                                                                                      2004              2003
                                                                                    --------------    --------------
Net gain on sales of receivables                                                    $      69         $      51
Interest income from retained securities                                                  166               197
Servicing fees                                                                            111               179
Excess spread and other                                                                   235               245
                                                                                    ---------         ---------
    Investment and other income related to sales of receivables                           581               672
Less: Whole-loan income                                                                   (32)              (48)
                                                                                    ---------         ---------
    Income related to off-balance sheet securitizations                             $     549         $     624
                                                                                    =========         =========
Memo:
  Finance receivables sold                                                          $ 2,400           $ 2,666
  Servicing portfolio as of period-end                                               51,304            62,595
  Pre-tax gain per dollar of retail receivables sold                                    2.9%              1.9%

     Investment and other income related to sales of receivables decreased $91 million or 14% from $672 million in the second quarter 2003 to $581 million in the second quarter of 2004. This decline resulted from lower levels of outstanding sold receivables, down about $11 billion compared with the second quarter of 2003, reflecting primarily lower funding requirements. Excluding the effects of whole-loan sale transactions, which totaled $10.4 billion in the 2002-2004 period, off-balance sheet securitization income declined $75 million from $624 million in the second quarter of 2003 to $549 million in the second quarter of 2004.

     The net impact of off-balance sheet securitizations on earnings in a given period will vary depending on the amount and type of receivables sold and the timing of the transactions in the current period and the preceding two-to-three year period, as well as the interest rate environment at the time the finance receivables were originated and securitized.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

     The following table shows, on an analytical basis, the earnings impact of off-balance sheet securitizations had Ford Credit reported them as on-balance sheet and funded them through asset-backed financings for the periods indicated (in millions):

                                                                                            Second Quarter
                                                                                       ------------------------
                                                                                          2004         2003
                                                                                       -----------  -----------
Financing revenue
 Retail revenue                                                                             $663        $ 951
 Wholesale revenue                                                                           284          297
                                                                                            ----        -----
  Total financing revenue                                                                    947        1,248
Borrowing cost                                                                              (244)        (390)
                                                                                            ----        -----
  Net financing margin                                                                       703          858
Credit losses                                                                               (101)        (153)
                                                                                            ----        -----
    Income before income taxes                                                              $602        $ 705
                                                                                            ====        =====

Memo:
Income related to off-balance sheet securitizations                                         $549         $624
Recalendarization impact of off-balance sheet securitizations                                (53)         (81)

     In the second quarter of 2004, the impact to earnings of off-balance sheet securitizations was $53 million lower than had these transactions been structured as on-balance sheet securitizations. This difference results from recalendarization effects caused by gain-on-sale accounting requirements. This effect will fluctuate as the amount of receivables sold in off-balance sheet securitizations increases or decreases over time.

Hertz
-----

     In the second quarter of 2004, income before income taxes was $144 million, compared with $57 million in the second quarter of 2003. The improvement was primarily due to higher rental volume in the Hertz worldwide car rental business, offset partially by lower pricing. Earnings were also favorably impacted by lower fleet costs, higher net proceeds received in excess of book value on the disposal of used vehicles and equipment, and improved cost performance.


FIRST HALF RESULTS OF OPERATIONS

     Our worldwide net income was $3.1 billion in the first half of 2004, or $1.51 per diluted share of Common and Class B Stock. In the first half of 2003, net income was $1.3 billion, or $0.67 per share.

     Results by business sector for the first half of 2004 and 2003 are shown below (in millions):

                                                                                      First Half
                                                                                    Net Income/(Loss)
                                                                            --------------------------------------------
                                                                                                          2004
                                                                                                      Over/(Under)
                                                                              2004        2003*           2003
                                                                            ----------- ------------ -------------------
Income/(loss) before income taxes
 Automotive sector                                                          $1,749       $  665          $1,084
 Financial Services sector                                                   2,642        1,393           1,249
                                                                            ------       ------          ------
  Total Company                                                              4,391        2,058           2,333
Provision for/(benefit from) income taxes                                    1,097          531             566
Minority interests in net income/(loss) of subsidiaries                        157          200             (43)
                                                                            ------       ------          ------
  Income/(loss) from continuing operations                                   3,137        1,327           1,810
Income/(loss) from discontinued/held-for-sale operations                       (20)         (14)             (6)
                                                                            ------       ------          ------
  Net income/(loss)                                                         $3,117       $1,313          $1,804
                                                                            ======       ======          ======

----------
* Certain amounts were reclassified to conform to current period presentation consistent with the presentation in our 10-K Report. Reclassifications include profits and losses related to discontinued/held-for-sale operations.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

Automotive Sector
-----------------

     Details of Automotive sector results for the first half of 2004 and 2003 are shown below (in millions):

                                                                                    First Half
                                                 --------------------------------------------------------------------------------
                                                                                            Income/(Loss) Before Taxes
                                                       Income/(Loss) Before Taxes             Excluding Special Items
                                                 --------------------------------------   ---------------------------------------
                                                                             2004                                      2004
                                                                             Over/                                     Over/
                                                                            (Under)                                   (Under)
                                                    2004         2003        2003            2004        2003          2003
                                                 ---------- ------------ --------------   ---------- ------------ ---------------
Americas
 Ford North America                               $2,297       $1,681      $  616          $2,417       $1,681       $  736
 Ford South America                                   37         (100)        137              37         (100)         137
                                                  ------       ------      ------          ------       ------       ------
  Total Americas                                   2,334        1,581         753           2,454        1,581          873

Ford Europe and PAG
 Ford Europe                                         167         (772)        939             216         (772)         988
 PAG                                                (342)          78        (420)           (342)          78         (420)
                                                  ------       ------      ------          ------       ------       ------
  Total Ford Europe and PAG                         (175)        (694)        519            (126)        (694)         568

Ford Asia Pacific/Africa and Mazda
 Ford Asia Pacific and Africa                         23          (53)         76              23          (53)          76
 Mazda and Associated Operations                     114           86          28             114           86           28
                                                  ------       ------      ------          ------       ------       ------
  Total Ford Asia Pacific/Africa
   and Mazda                                         137           33         104             137           33          104

Other Automotive                                    (547)        (255)       (292)           (564)        (255)        (309)
                                                  ------       ------      ------          ------       ------       ------

  Total, excluding special items                                                            1,901          665        1,236

Special items *                                                                              (152)           -         (152)
                                                                                           ------       ------       ------

   Total Automotive                               $1,749       $  665      $1,084          $1,749       $  665       $1,084
                                                  ======       ======      ======          ======       ======       ======

----------
* Special items include $(120) million of charges for revaluation and restructuring of our investment in Ballard Power Systems (see discussion above), $(49) million related to the completion of the previously announced Ford Europe restructuring plan, and $17 million related to a prior divestiture.

     Details of Automotive sector sales and vehicle unit sales for the first half 2004 and 2003 are shown below:

                                                      Sales                                  Vehicle Unit Sales *
                                                 (in billions)                                  (in thousands)
                                        --------------------------------------------  --------------------------------------------
                                                                    2004                                          2004
                                                                Over/(Under)                                  Over/(Under)
                                          2004       2003           2003                2004       2003           2003
                                        --------- ----------- ----------------------  -------- ----------- -----------------------
Americas
 Ford North America                       $43.8      $42.9      $0.9        2%         1,930      2,006       (76)        (4)%
 Ford South America                         1.3        0.7       0.6       86            133         93        40         43
                                          -----      -----      ----       --          -----      -----       ---         --
  Total Americas                           45.1       43.6       1.5        3          2,063      2,099       (36)        (2)

Ford Europe and PAG
 Ford Europe                               13.2       10.2       3.0       29            876        791        85         11
 PAG                                       13.7       11.8       1.9       16            390        369        21          6
                                          -----      -----      ----       --          -----      -----       ---         --
  Total Ford Europe and PAG                26.9       22.0       4.9       22          1,266      1,160       106          9

 Ford Asia Pacific and Africa               3.5        2.7       0.8       30            204        165        39         24
                                          -----      -----      ----       --          -----      -----       ---         --

   Total Automotive                       $75.5      $68.3      $7.2       11%         3,533      3,424       109          3%
                                          =====      =====      ====       ==          =====      =====       ===         ==

----------
* Included in vehicle unit sales of Ford Asia Pacific and Africa are Ford-badged vehicles sold in China and Malaysia by our unconsolidated subsidiaries totaling 34,000 and 13,000 in 2004 and 2003, respectively. The revenue from these units is not reflected in the dollar sales reported above.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

     Details of Automotive sector market share for selected markets for the first half of 2004 and 2003 are shown below:

                                                                        2004
                                                                     Over/(Under)
                                     2004          2003                 2003              Market
                                   ------------ -------------- -------------------   ---------------------
Americas
 Ford North America                   18.4%         19.6%           (1.2)pts.        U.S. b/
 Ford South America                   11.2          11.1             0.1             Brazil b/

Ford Europe and PAG a/
 Ford Europe                           8.9           8.9               0             Europe b/
 PAG                               1.3/2.4       1.3/2.2           0/0.2             U.S./Europe

 Ford Asia Pacific                    13.6          13.9            (0.3)            Australia b/

----------
a/ 2004 European market share for Ford Europe and PAG are based, in part, on estimated vehicle registrations.
b/ Excludes market share of our Premier Automotive Group brand vehicles
   (i.e. Volvo, Jaguar, Land Rover and Aston Martin).

     The following discussion is based on Income/(Loss) Before Taxes Excluding Special Items. We believe this measure to be useful to investors because it excludes elements that we do not consider to be indicative of earnings from our on-going operating activities. As a result, it provides investors with a more relevant measure of the results generated by our operations.

Americas
--------

     Ford North America. The improvement in profits for Ford North America primarily reflected improved product mix, positive net pricing, and favorable cost performance, offset partially by lower volume.

     Ford South America. The improvement in profits for Ford South America primarily reflected positive net pricing and higher vehicle unit sales volume and improved product mix, offset partially by unfavorable cost performance. The higher unit sales volume reflected stronger industry sales volumes and higher market share, particularly for the Ford EcoSport, Fiesta, and Cargo models.

Ford Europe and PAG
-------------------

     Ford Europe. The improvement in profits for Ford Europe primarily reflected favorable cost performance, including the effects of our previously announced restructuring actions, higher vehicle unit sales volume and positive net pricing. The increase in vehicle unit sales volume primarily reflected the strength of the Ford Focus C-Max model and higher sales in Turkey and Russia. The improvement in revenue primarily reflected stronger European currencies and the increase in vehicle unit sales.

     PAG. The deterioration in results for PAG primarily reflected unfavorable changes in exchange rates, unfavorable product mix, and negative net pricing, offset partially by higher unit sales volume. The higher unit sales volume reflected higher market share in Europe and higher industry volumes in Europe and the U.S.

Ford Asia Pacific and Africa/Mazda
----------------------------------

     Ford Asia Pacific and Africa. The improvement for Ford Asia Pacific and Africa primarily reflected favorable changes in exchange rates and higher unit sales volume.

     Mazda  and   Associated   Operations.   The  change   primarily   reflected
     improvements in our Mazda-related investments.

Other Automotive
----------------

     The increase in loss before income taxes for Other Automotive primarily reflected the reclassification of interest expense on our 6.50% Junior Subordinated Debentures due 2032 held by a subsidiary trust, Ford Motor Company Capital Trust II (prior to July 1, 2003, this interest expense was included in Minority interests in net income/(loss) of subsidiaries) and lower earnings on our gross cash.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

Financial Services Sector
-------------------------

     Details of Financial Services sector income/(loss) before income taxes for the first half of 2004 and 2003 are shown below (in millions):

                                                                           First Half
                                                                 Income/(Loss) Before Income Taxes
                                                               --------------------------------------------
                                                                                             2004
                                                                                            Over/(Under)
                                                                 2004          2003          2003
                                                               ------------  -----------  -----------------
Ford Credit                                                     $2,509       $1,388          $1,121
Hertz*                                                             137           (2)            139
Other Financial Services                                            (4)           7             (11)
                                                                ------       ------          ------

   Total Financial Services sector                              $2,642       $1,393          $1,249
                                                                ======       ======          ======

----------
* Includes amortization expense related to intangibles recognized upon consolidation of Hertz.

Ford Credit
-----------

     The improvement in earnings resulted primarily from improvement in credit loss performance, improved lease residual performance and improved financing margin, offset partially by the impact of lower off-balance sheet securitizations and whole-loan sale transactions. The improvement in lease residual performance resulted from higher used vehicle prices and a reduction in the percentage of vehicles returned by dealers to Ford Credit at the end of the lease period.

     Details of credit losses and loss-to-receivables ratios for the first half of 2004 and 2003 are shown below:

                                                                    First Half
                                                               -------------------------
                                                                 2004         2003
                                                               ------------ ------------
Credit losses (in millions)
  On-balance sheet                                               $667       $  945
  Managed                                                         939        1,309

Loss-to-receivables ratio
  On-balance sheet                                               1.03%        1.53%
  On-balance sheet (including credit losses
   associated with reacquired receivables)*                      1.09%        1.56%

----------
* Ford Credit believes that the use of the on-balance sheet loss-to-receivables ratio that includes the credit losses on reacquired receivables is useful to investors because it provides a more complete presentation of Ford Credit's on-balance sheet credit loss performance.

     The decrease of $278 million in credit losses for the on-balance sheet portfolio primarily reflected improved loss performance in the U.S. retail installment and operating lease portfolio resulting from lower repossessions and a lower average loss per repossession. The on-balance sheet loss-to-receivables ratio including reacquired receivables in the first half of 2004 was 1.09%, down from 1.56% in 2003.

Hertz
-----

     In the first half of 2004, income before income taxes was $137 million, compared with a loss of $2 million in the first half of 2003. The improvement was primarily due to higher rental volume in the Hertz worldwide car rental business, offset partially by lower pricing. Earnings were also favorably impacted by lower fleet costs, higher net proceeds received in excess of book value on the disposal of used vehicles and equipment, and improved cost performance.


LIQUIDITY AND CAPITAL RESOURCES

Automotive Sector
-----------------

         For the Automotive sector, liquidity and capital resources include cash generated by operations, gross cash balances, funds raised in capital markets and committed credit lines.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

     Gross Cash. Automotive gross cash includes cash and cash equivalents, marketable and loaned securities and assets contained in a short-term Voluntary Employee Beneficiary Association trust ("VEBA") as detailed below (in billions):

                                                                              2004                            2003
                                                                  ------------------------------  -----------------------------
                                                                     June 30        January 1        June 30        January 1
                                                                  ---------------  -------------  --------------   ------------
   Cash and cash equivalents                                        $ 5.9           $ 5.4           $ 7.5           $  5.2
   Marketable securities                                             11.6            10.8            15.0             17.4
   Loaned securities                                                  5.3             5.7             4.6                -
                                                                    -----           -----           -----           ------
    Total cash, marketable and
     loaned securities                                               22.8            21.9            27.1             22.6
   Short-term VEBA assets                                             4.0             4.0             1.6              2.7
                                                                    -----           -----           -----           ------
      Gross cash                                                    $26.8           $25.9           $28.7           $ 25.3
                                                                    =====           =====           =====           ======

     In managing our business, we classify changes in gross cash into four categories: operating-related (both including and excluding pension/long-term VEBA contributions and tax refunds), capital transactions with the Financial Services sector, acquisitions and divestitures and other (primarily financing related). Our key metric for operating-related cash flow is cash flow before funded pension plan and long-term VEBA contributions and tax refunds. This metric best represents the ability of our Automotive operations to generate cash. We believe the cash flow analysis reflected in the table below, which differs from a cash flow statement presented in accordance with GAAP, is useful to investors because it includes cash flow elements that we consider to be related to our operating activities (e.g., capital spending) that are not included in Cash flows from operating activities before securities trading, the most directly comparable GAAP financial measure.

     Changes in Automotive gross cash for the second quarter and first half of 2004 and 2003 are summarized below (in billions):

                                                                               Second Quarter            First Half
                                                                            -----------------------  -----------------------
                                                                              2004        2003         2004        2003
                                                                            ----------- -----------  ----------- -----------
   Gross cash at end of period                                                $26.8       $28.7        $26.8       $28.7
   Gross cash at beginning of period                                           26.5        26.6         25.9        25.3
                                                                              -----       -----        -----       -----
    Total change in gross cash                                                $ 0.3       $ 2.1        $ 0.9       $ 3.4
                                                                              =====       =====        =====       =====

   Operating-related cash flows
    Automotive income/(loss) before income
     taxes, excluding special items                                           $ 0.1       $   -        $ 1.9       $ 0.7
    Capital expenditures                                                       (1.4)       (2.0)        (2.6)       (3.4)
    Depreciation and special tools amortization                                 1.6         1.3          3.2         2.7
    Changes in receivables, inventory and trade payables                       (1.4)       (0.2)        (1.0)       (0.6)
    Other                                                                       1.2         1.7          0.9         2.4
                                                                              -----       -----        -----       -----
     Total operating-related cash flows before pension/
      long-term VEBA contributions and tax refunds                              0.1         0.8          2.4         1.8
    Funded pension plans/long-term VEBA contributions                          (0.3)       (0.1)        (1.5)       (1.3)
    Tax refunds                                                                   -           -            -         0.9
                                                                              -----       -----        -----       -----
      Total operating-related cash flows                                       (0.2)        0.7          0.9         1.4
   Capital transactions with Financial Services sector *                        1.0         0.9          1.9         1.7
   Divestitures and acquisitions                                                0.1         0.2          0.3         0.4
   Other
    Dividends paid to shareholders                                             (0.2)       (0.2)        (0.4)       (0.4)
    Changes in total Automotive sector debt                                    (0.3)        0.4         (1.7)        0.2
    Other                                                                      (0.1)        0.1         (0.1)        0.1
                                                                              -----       -----        -----       -----
      Total change in gross cash                                              $ 0.3       $ 2.1        $ 0.9       $ 3.4
                                                                              =====       =====        =====       =====

----------
*    Primarily dividends, capital contributions, loans and loan repayments.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

     Shown in the table below is a reconciliation between Cash flows from operating activities before securities trading and operating-related cash flows, calculated as shown in the table above, for the second quarter and first half of 2004 and 2003 (in billions):

                                                                               Second Quarter              First Half
                                                                           -------------------------  ------------------------
                                                                              2004          2003         2004          2003
                                                                           -----------   -----------  ----------    ----------
   Cash flows from operating activities
    before securities trading                                                $ 1.0         $ 2.8        $ 3.6  a/     $ 5.7  a/

   Items included in operating-related cash flow
    Capital expenditures                                                      (1.4)         (2.0)        (2.6)         (3.4)
    Net transactions between Automotive
     And Financial Services sectors                                            0.6             -          0.5  b/      (0.3) b/
    Other                                                                     (0.4)         (0.1)        (0.6)         (0.6)
                                                                             -----         -----        -----         -----
     Operating-related cash flows                                            $(0.2)        $ 0.7        $ 0.9         $ 1.4
                                                                             =====         =====        =====         =====

----------
   a/ As shown in our condensed sector statement of cash flows for the Automotive sector.
   b/ Primarily payables and receivables between the sectors in the normal course of business, as shown in our condensed sector statement of cash flows.

     Automotive operating-related cash flow, excluding pension and long-term VEBA contributions and tax refunds, was positive at about $100 million for the second quarter 2004. This reflects Automotive pre-tax profit excluding special items ($83 million), depreciation and amortization in excess of capital spending (about $200 million), and other operating-related changes, primarily timing differences between expense or revenue recognition and the corresponding cash payments for items such as health care, pension, marketing and warranty (positive cash flow of $1.2 billion), offset by changes in receivables, inventory, and trade payables (negative cash flow of $1.4 billion).

     Capital   transactions  with  the  Financial  Services  sector,   primarily
dividends received from Ford Credit, totaled $1 billion in the second quarter of 2004.

     Balance Sheet Improvement Actions. We are taking actions over time to strengthen the Automotive balance sheet. By year-end 2004, we plan to have taken actions that, in total, will have reduced our obligations by about $10 billion over the past two years. These capital improvements include pre-funding our healthcare and pension obligations and reducing Automotive debt.

     In 2003, these actions included $2.8 billion in contributions to our U.S. and non-U.S. funded pension plans and a $2 billion contribution to a long-term VEBA, which we are using to pre-fund a portion of our healthcare obligation.

     In the second quarter 2004, we contributed about $300 million to our non-U.S. funded pension plans, for a total of $1.5 billion in contributions to non-U.S. funded pension plans for the first half 2004.

     In the first half 2004, we repurchased $1 billion of senior debt in the open market. The majority of our purchases have been among four large issues, which have maturities between 2028 and 2032. In addition, in January 2004, we redeemed our 9% Trust Originated Preferred Securities, which had the effect of reducing our subordinated debt by about $700 million.

     In the second half of 2004, we plan $2 billion of additional balance sheet improvement actions, including a $1.5 billion contribution on July 21, 2004 to our long-term VEBA.

     Shutdown Working Capital Financing. Each year during the summer and at year end, vacation and holiday production shutdowns occur. During these periods, wholesale revenues are not generated (because we are not shipping and selling vehicles to dealers). Historically, we funded the seasonal cash outflows during the shut-down period by reducing cash reserves.

     In July 2004, we initiated an alternative source of cost-effective funding for the 2004 United States summer vacation shutdown through an uncommitted auction facility with our bank group. We received $3.6 billion in bids in our first auction and elected to raise $2.3 billion, which matures on September 7, 2004. We expect to use this funding process for future shutdowns.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

     With this shutdown working capital financing, a portion of our cash reserves otherwise held for shutdown periods can be deployed more efficiently to address other longer-term liabilities (including pension and healthcare obligations and debt retirement), as described above.

     Debt. At June 30, 2004, our Automotive sector had total senior debt of $13.7 billion, compared with $15.0 billion at December 31, 2003. The debt decrease primarily reflected the repurchases described above.

     Ford Motor Company Capital Trust II (the "Trust II") had  outstanding
$5.0 billion of trust preferred securities at June 30, 2004. The dividend and liquidation preferences on these securities are paid from interest and principal payments on our junior subordinated debentures held by the Trust II in a principal amount of $5.2 billion.

     Credit  Facilities.  Excluding credit  facilities of our Variable  Interest
Entities,   at  July  1,  2004,  the  Automotive  sector  had  $7.0  billion  of contractually committed credit agreements with various banks, of which $6.9 billion were available for use. Seventy-six percent of the total facilities are committed through June 30, 2009. Of the $7.0 billion, $6.7 billion constitute global credit facilities and may be used, at Ford's option, by any of its direct or indirect majority-owned subsidiaries on a guaranteed basis. Ford also has the ability to transfer, on a non-guaranteed basis, $2.5 billion of such global credit facilities to Ford Credit and $518 million to FCE Bank plc. ("FCE"), Ford Credit's European operation.
All of the global credit facilities are free of material adverse change clauses and restrictive financial covenants (for example, debt-to-equity limitations, minimum net worth requirements and credit rating triggers) that could limit our ability to borrow.

Financial Services Sector
-------------------------

Ford Credit
-----------

     Debt and Cash. Ford Credit's total debt was $138.3 billion at June 30, 2004, down $11.4 billion compared with December 31, 2003. This decrease primarily reflected repayment of debt maturing in the second quarter of 2004 and lower asset levels, which reduced Ford Credit's funding needs.
Ford Credit's unsecured commercial paper outstanding at June 30, 2004 totaled $8.0 billion, up $1.9 billion compared with December 31, 2003.

     Funding. During the second quarter of 2004, Ford Credit issued $2.2 billion of long-term debt with maturities of one to 10 years, including about
$600 million of unsecured institutional funding and about $1.6 billion of unsecured retail bonds. In addition, Ford Credit realized proceeds of about $2.1 billion from sales of receivables in off-balance sheet securitizations.

     Ford Credit expects its full-year 2004 public term funding requirements to be between $13 billion and $19 billion. In the first half of 2004, it completed about $8 billion of public term funding transactions. Because of significant available liquidity and a relatively smaller balance sheet size, Ford Credit plans, depending on market conditions, to repurchase a portion of its outstanding debt securities during the remainder of 2004.

     Leverage. Ford Credit uses leverage, or the debt-to-equity ratio, to make various business decisions, including establishing pricing for retail, wholesale and lease financing, and assessing its capital structure. Ford Credit calculates leverage on a financial statement basis and on a managed basis.

     Ford Credit's financial statement leverage (debt-to-equity ratio) is calculated in the following table:

                                                                June 30,        December 31,
                                                                 2004              2003
                                                             ----------------  ----------------
Total debt (in billions)                                       $138.3            $149.7
Total stockholder's equity (in billions)                         12.1              12.5
Debt-to-equity ratio (to 1)                                      11.4              12.0

     At June 30, 2004, Ford Credit's financial statement leverage was 11.4 to 1, compared with 12.0 to 1 at December 31, 2003. This decrease in leverage resulted primarily from lower funding requirements.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

     Ford Credit's managed leverage is calculated in the following table (in billions, except ratios):

                                                                June 30,        December 31,
                                                                 2004              2003
                                                             ----------------  ----------------
Total debt                                                     $138.3            $149.7
Securitized off-balance sheet
 receivables outstanding                                         45.8              49.4
Retained interest in securitized
 off-balance sheet receivables                                  (16.4)            (13.0)
Adjustments for cash and
 cash equivalents                                                (8.8)            (15.7)
Adjustments for SFAS No. 133                                     (3.2)             (4.7)
                                                               ------            ------
  Adjusted debt                                                $155.7            $165.7
                                                               ======            ======

Total stockholder's equity
 (including minority interest)                                 $ 12.1            $ 12.5
Adjustment for SFAS No. 133                                       0.1               0.2
                                                               ------            ------
  Adjusted equity                                              $ 12.2            $ 12.7
                                                               ======            ======

Managed debt-to-equity ratio (to 1)                              12.7              13.0

     At June 30, 2004, Ford Credit's  managed  leverage was 12.7 to 1, down from
13.0 to 1 at year-end 2003. Ford Credit's dividend policy is based in part on its strategy to maintain managed leverage at the lower end of the 13 - 14 to 1 range. Based on Ford Credit's profitability and managed receivable levels, it paid dividends of $1.9 billion in the first half of 2004.

     Credit Facilities. For additional funding and to maintain liquidity, Ford Credit and its majority-owned subsidiaries (including FCE) have contractually committed credit facilities with financial institutions that totaled approximately $7.7 billion at July 1, 2004. This includes $4.8 billion of Ford Credit facilities ($3.9 billion global and $0.9 billion non-global) and $2.9 billion of FCE facilities ($2.7 billion global and $0.2 billion non-global). Approximately $1.1 billion of the total facilities were in use at July 1, 2004. Of the $7.7 billion, about 42% of these facilities are committed through June 30, 2009. The global credit facilities may be used, at Ford Credit's or FCE's option, by any of their direct or indirect majority-owned subsidiaries. Ford Credit or FCE, as the case may be, will guarantee any such borrowings. All of the global credit facilities are free of material adverse change clauses and restrictive financial covenants (for example, debt-to-equity limitations, minimum net worth requirements and credit rating triggers) that would limit our ability to borrow.

     Additionally, at July 1, 2004, banks provided $18.6 billion of contractually committed liquidity facilities supporting two asset-backed commercial paper programs; $18.2 billion support Ford Credit's FCAR program and $425 million support Ford Credit's Motown NotesSM Program. Facilities supporting Ford Credit's FCAR program increased to $18.5 billion at July 12, 2004, reflecting additional bank commitments of $250 million.

     In addition, Ford Credit also has entered into agreements with several bank-sponsored commercial paper issuers ("conduits") under which such conduits are contractually committed to purchase from Ford Credit, at Ford Credit's option, up to an aggregate of approximately $11.8 billion of receivables. The agreements have varying maturity dates between September 16, 2004 and June 23, 2005. As of June 30, 2004, approximately $3.7 billion of these conduit commitments have been utilized.

Hertz
-----

     Debt and Cash. At June 30, 2004, Hertz had total debt of $9.2 billion, up $1.6 billion from December 31, 2003. Commercial paper outstanding at June 30, 2004 totaled $2.4 billion, compared with $2.2 billion at December 31, 2003. At June 30, 2004, Hertz had cash and cash equivalents of
$860 million, up from $610 million at December 31, 2003.

     Hertz has an asset backed securitization ("ABS") program for its domestic car rental fleet to reduce its borrowing costs and enhance its financing resources. On March 31, 2004, Hertz issued $600 million of medium term notes under its ABS program. As of June 30, 2004, $1.1 billion was outstanding under the ABS program consisting of $500 million of commercial paper and the $600 million of medium term notes.

Total Company
-------------

     Stockholders' Equity. Our stockholders' equity was $13.6 billion at June 30, 2004, up $1.9 billion from December 31, 2003. The increase primarily reflected net income of $3.1 billion less dividends of $366 million

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

and other comprehensive  loss of $795  million.  See Note 8 of the Notes to the
Financial Statements  for  further  discussion  of  other   comprehensive
income/(loss).


OFF-BALANCE SHEET ARRANGEMENTS

     Special Purpose Entities. At June 30, 2004, the total outstanding principal
amount  of  receivables   sold  by  Ford  Credit  held  by   off-balance   sheet
securitization  entities was $45.8 billion,  down $3.6 billion from
December 31, 2003. Ford Credit's retained interests in such sold receivables at June 30, 2004 were $16.4 billion, up $3.4 billion from December 31, 2003.
The decrease in receivables  held  by  off-balance  sheet   securitization
entities primarily reflected Ford Credit's lower funding requirements. The increase in retained interests primarily reflected the maturity of a wholesale term securitization in June 2004.

OUTLOOK

     Shown  below  are  our  2004  planning  assumptions,   operational  metrics
milestones and financial results milestones and our outlook for achieving these milestones:

                                                                                                       Full Year
                                                                  Base                                  Outlook
     Planning Assumptions
     --------------------
     Industry volume (SAAR) - U.S.                       17.0 million units                               17.0
                              Europe                     16.9 million units                               17.2

                                                           Milestone
     Operation Metrics
     -----------------
     Quality                                        Improve in all regions                             On Track
     Market share                                   Flat or improve in all regions                      Mixed
     Automotive cost performance a/                 Improve by at least $500 million                    Better
     Capital spending                               $7 billion                                          Lower
     Operating-related cash flow b/                 $1.2 billion positive                              On Track

     Financial Results                                    Pre-tax income c/
     -----------------                                    --------------
                                                          (in billions)
      Automotive
       Americas
        Ford North America                                $ 1.5  - $ 1.7                           On Track/Better
        Ford South America                                 (0.1) -     0                               On Track
       Ford Europe/PAG
        Ford Europe                                        (0.2) -  (0.1)                          On Track/Better
        PAG                                                 0.5  -   0.6                                Worse
        Ford Asia Pacific and Africa
         /Mazda                                               0  -   0.1                               On Track
                                                          -----    -----
       Total Automotive                                     0.9  -   1.1                               On Track
      Financial Services                                    2.6  -   2.7                                Better
                                                          -----    -----
       Total Company                                      $ 3.5  - $ 3.8                                Better
                                                          =====    =====

----------
     a/ At constant volume, mix and exchange; excluding special items. b/ Excluding pension/long-term VEBA contributions and tax refunds. c/ Excluding special items.

     Second quarter 2004 results included the effect of favorable experience related to prior-year tax matters, which resulted in an effective tax rate of 20% for the quarter. We expect our effective tax rate for the remainder of the year to average about 28%, for a full-year effective rate of about 26%.

     We continue to believe that our Automotive sector is on track to achieve $0.9 to $1.1 billion of pre-tax income in 2004, excluding special items. Our present expectation is that Ford North America and Ford Europe will meet or slightly exceed the full year milestones. Ford South America and Ford Asia Pacific and Africa/Mazda appear to be on track to meet the full year milestones. We do not expect that PAG will meet the full year milestone of $500 million to $600 million in pre-tax profit and is unlikely to achieve breakeven for the year. We are assessing business improvement actions for PAG, particularly at Jaguar.

     Second quarter 2004 results for the Financial Services sector again exceeded our expectations and we continue to expect that the Financial Services sector will exceed the full year earnings milestone of $2.6 - $2.7 billion in pre-tax profit.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

     Overall, we expect to exceed our total company milestone for pre-tax income, excluding special items. Based on present conditions, we expect special items for the full year to be about $260 million pre-tax (or about $0.08 per share) consisting primarily of charges related to the revaluation and restructuring of our investment in fuel cell technologies and completion of the Ford Europe restructuring actions.

     The pricing and competitive environment in the automotive industry remains intense and may intensify further in the balance of the year due to the high level of dealer inventories across the industry and many new products scheduled to be introduced in 2004 by various manufacturers.

     Based on the foregoing and subject to the risks described under "Risk Factors" below, we expect third quarter per share earnings to be in the range of breakeven to $0.05, from continuing operations and excluding special items. For full-year 2004, we have increased our per share earnings guidance by $0.15 from a range of $1.65 to $1.75 to a range of $1.80 to $1.90, from continuing operations and excluding special items. This increase reflects our expectation that our Financial Services sector will exceed our previous guidance, as well as the effect of the change to our full-year tax rate to about 26% as discussed above.

RISK FACTORS

     Statements included or incorporated by reference herein may constitute "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements involve a number of risks, uncertainties, and other factors that could cause actual results to differ materially from those stated, including, without limitation:

o greater price competition resulting from currency fluctuations, industry overcapacity or other factors;
o a significant decline in industry sales, particularly in the U.S. or Europe, resulting from slowing economic growth, geo-political events or other factors;
o    lower-than-anticipated market acceptance of new or existing products;
o work stoppages at key Ford or supplier facilities or other interruptions of supplies;
o the discovery of defects in vehicles resulting in delays in new model launches, recall campaigns or increased warranty costs;
o increased safety, emissions, fuel economy or other regulation resulting in higher costs and/or sales restrictions;
o unusual or significant litigation or governmental investigations arising out of alleged defects in our products or otherwise;
o worse-than-assumed economic and demographic experience for our post retirement benefit plans (e.g., investment returns, interest rates, health care cost trends, benefit improvements);
o    currency or commodity price fluctuations;
o    changes in interest rates;
o    a market shift from truck sales in the U.S.;
o    economic difficulties in any significant market;
o    reduced availability of or higher prices for fuel;
o    labor or other constraints on our ability to restructure our business;
o a change in our requirements under long-term supply arrangements under which we are obligated to purchase minimum quantities or pay minimum amounts;
o    credit rating downgrades;
o inability to access debt or securitization markets around the world at competitive rates or in sufficient amounts;
o    higher-than-expected credit losses;
o    lower-than-anticipated residual values for leased vehicles;
o increased price competition in the rental car industry and/or a general decline in business or leisure travel due to terrorist attacks, acts of war, epidemic disease or measures taken by governments in response thereto that negatively affect the travel industry; and
o    our inability to implement the Revitalization Plan.

OTHER FINANCIAL INFORMATION

     The interim financial information included in this Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 has not been audited by PricewaterhouseCoopers LLP ("PwC"). In reviewing such information, PwC has applied limited procedures in accordance with professional standards for reviews of interim financial information. Accordingly, you should restrict your reliance on their reports on such information. PwC is not subject

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the interim financial information because such reports do not constitute "reports" or "parts" of the registration statements prepared or certified by PwC within the meaning of Sections 7 and 11 of the Securities Act of 1933.


Item 4.  Controls and Procedures

     Evaluation of disclosure controls and procedures. William Clay Ford, Jr., our Chief Executive Officer, and Donat R. Leclair, our Chief Financial Officer, have performed an evaluation of the Company's disclosure controls and procedures, as that term is defined in Rule 13a-14 (c) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as of June 30, 2004 and each has concluded that such disclosure controls and procedures are effective to ensure that information required to be disclosed in our periodic reports filed under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified by the Securities and Exchange Commission's rules and regulations.

Change in internal controls. No changes in the Company's internal controls over financial reporting occurred during the quarter ended June 30, 2004 that have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.




                           Part II. Other Information


Item 1.  Legal Proceedings

Product liability Matters
-------------------------

     Buell-Wilson v. Ford. During December 2002, an action was filed in Superior Court in San Diego County, California, alleging that defects in stability, roof strength and warnings in a 1997 Ford Explorer caused an accident in which the plaintiff was seriously injured. In June of 2004, the jury rendered a verdict in favor of the plaintiff and ordered us to pay $122.6 million in compensatory damages and $246 million in punitive damages. We have filed motions for judgment notwithstanding the verdict and for a new trial. If those motions are denied, we will appeal to the California Court of Appeals.

     F-150 Radiator Class Actions. (Previously discussed on page 29 of the 10-K Report). The Texas Court of Appeals reversed the class certification orders and remanded the case to the trial court for further proceedings. Additional purported statewide class action suits with similar allegations and claims for relief have been filed in state courts in Bibb County, Georgia and in Madison County, Illinois.

Item 2.  Changes in Securities and Use of Proceeds

     During the second quarter of 2004, we issued a total of 23,099 shares of our common stock under our Restricted Stock Plan for Non-Employee Directors to certain directors as part of their total compensation. Such shares were not registered pursuant to the Securities Act of 1933, as amended, in reliance on
Section 4(2) thereof.

     During the second quarter of 2004, we purchased shares of our Common Stock as follows:

                                                                        Total Number of              Maximum Number (or
                                                                      Shares Purchased as       Approximate Dollar Value) of
                                Total Number of        Average          Part of Publicly           Shares that May Yet Be
                               Shares Purchased      Price Paid        Announced Plans or       Purchased Under the Plans or
          Period                      a/              per Share             Programs                      Programs
---------------------------    ------------------    ------------    -----------------------   -------------------------------
      April 1, 2004
         through                                                                               No publicly announced
      April 30, 2004               1,587,194           $14.27                  0               repurchase program in place

       May 1, 2004
         through                                                                               No publicly announced
       May 31, 2004                1,535,414           $14.64                  0               repurchase program in place

       June 1, 2004
         through                                                                               No publicly announced
      June 30, 2004                1,671,811           $15.49                  0               repurchase program in place
                                   ---------                                   -

         Total                     4,794,419           $14.81                  0
                                   =========                                   =

----------
a/ We currently do not have a publicly announced repurchase program in place. Of the 4,794,419 shares purchased, 4,784,243 shares were purchased from the Ford Motor Company Savings and Stock Investment Plan for Salaried Employees ("SSIP") and the Tax Efficient Savings Plan for Hourly Employees ("TESPHE"). Shares are generally purchased from the SSIP and TESPHE when participants in those plans elect to sell units in the Ford Stock Fund upon retirement, upon termination of employment with the Company, related to an in-service distribution, or to fund a loan against an existing account balance in the Ford Stock Fund. Shares are not purchased from these plans when a participant transfers account balances out of the Ford Stock Fund and into another investment option under the plans. The remaining shares were acquired from our employees or former employees in accordance with our various compensation plans as a result of share withholdings to pay income taxes with respect to (i) the lapse of restrictions on restricted stock,
     (ii) the issuance of stock as a result of the conversion of restricted stock equivalents awarded to our executives or directors, or to pay the exercise price and related income taxes with respect to the exercise of a stock option.

Item 6. Exhibits and Reports on Form 8-K

    (a)  Exhibits
         --------

         Please refer to the Exhibit Index on Page 34.

    (b)  Reports on Form 8-K
         -------------------

         The Registrant filed the following Current Reports on Form 8-K during the quarter ended June 30, 2004:

         Current report on Form 8-K dated April 1, 2004 included information relating to U.S. retail sales of Ford vehicles in March 2004.

         Current report on Form 8-K dated April 21, 2004 included information relating to Ford's first quarter 2004 financial results.

         Current report on Form 8-K dated April 22, 2004 included information relating to executive appointments.

         Current report on Form 8-K dated May 3, 2004 included information relating to U.S. retail sales of Ford vehicles in April 2004.

         Current report on Form 8-K dated June 2, 2004 included information relating to U.S. retail sales of Ford vehicles in May 2004.

         Current report on Form 8-K dated June 16, 2004 included information relating to second quarter earnings guidance.